ANCORA GROUP, INC.

6060 Parkland Boulevard; Suite 200

Cleveland, OH  44124

January 5, 2017

To:

Ancora Trust

Ancora Income Fund

Ancora Equity Fund

Ancora Bankshares Fund

Ancora Special Opportunity Fund

Ancora Homeland Security Fund

Ancora Microcap Fund

Ancora/Thelen Small-Mid Cap Fund

(the “Funds”)

America Northcoast Securities, Inc.

Ancora Advisors, LLC

Re:

Fidelity Bond

Gentlemen:

The parties hereto are named as joint insured pursuant to a certain Investment Company Blanket Bond Number 106653992 issued by Travelers Casualty and Surety Company of America (the “Bond”).  Rule 17g-1(f) under the Investment Company Act of 1940 (the “Act”) provides that where a registered management investment company such as one of the Funds are named as insured under a joint insured bond, such investment company shall enter into an agreement with the other joint insureds providing for an equitable and proportionate share of any recovery under the Bond as a result of any loss sustained.

Accordingly, it is agreed that in the event recovery is received under the Bond (or any subsequent bond on which the parties are named as joint insured) as a result of a loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount of the minimum coverage required by such Fund pursuant to Rule 17g-1(d) under the Act.

Please indicate your agreement to the foregoing terms by executing a copy of this letter in the space provided and returning such executed copy.

Very truly yours,

ANCORA GROUP, INC.

By:

/s/ Fredrick DiSanto

Its:

Frederick DiSanto, Chairman and CEO

ANCORA TRUST

By:

/s/ Anne Ogan

Anne Ogan, Chairman

ANCORA INCOME FUND,

a portfolio of Ancora Trust

By:

/s/ Anne Ogan

Anne Ogan, Chairman

ANCORA EQUITY FUND,

a portfolio of Ancora Trust

By:

/s/ Anne Ogan

Anne Ogan, Chairman

ANCORA BANKSHARES FUND,

a portfolio of Ancora Trust

By:

/s/ Anne Ogan

Anne Ogan, Chairman

ANCORA SPECIAL OPPORTUNITY FUND,

a portfolio of Ancora Trust

By:

/s/ Anne Ogan

Anne Ogan, Chairman

ANCORA HOMELAND SECURITY FUND,

a portfolio of Ancora Trust

By:

/s/ Anne Ogan

Anne Ogan, Chairman

ANCORA MICROCAP FUND,

a portfolio of Ancora Trust

By:

/s/ Anne Ogan

Anne Ogan, Chairman

ANCORA/THELEN SMALL-MID CAP FUND,

a portfolio of Ancora Trust

By:

/s/ Anne Ogan

Anne Ogan, Chairman

ARBOR COURT CAPITAL, LLC

By:

/s/ Gregory Getts

Its:

Gregory Getts, President

ANCORA ADVISORS, LLC

By:

/s/ Fredrick DiSanto

Its:

Frederick DiSanto, Chairman and CEO

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Certificate of Secretary

The undersigned Secretary of Ancora Trust (the “Trust”) hereby certifies that the following Resolution was duly adopted as of January 1, 2017 by written consent of a majority of the Trustees.

RESOLVED, that, The Travelers Indemnity Company Investment Company Bond (Bond No. 106653992) for the Policy period beginning January 1, 207, as presented to the Board, is hereby approved.

 /s/ Bradley A. Zucker

Bradley A. Zucker, Secretary

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